UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

+49 4057128593

No. 12 Shuang Yang Road, Da Xing District, Beijing

People’s Republic of China, 100023

010-57215988

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

RESIGNATION OF CHIEF FINANCIAL OFFICER

On March 17, 2025, Ms. Xiaoling Song tendered her resignation from her position as chief financial officer (“CFO”) of XCHG Limited (the “Company”) for personal reasons, effective as of April 11, 2025.

The Company has initiated a search for a permanent CFO with the necessary capabilities and qualifications. Mr. Yifei Hou, chief executive officer of the Company, will serve as the interim CFO and interim principal financial / accounting officer for the Company’s annual report on Form 20-F for the fiscal year of 2024 and will supervise the review of the upcoming unaudited financial results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: March 18, 2025	By:	/s/ Yifei Hou
Name: Yifei Hou
Title: Chief Executive Officer